UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                                 MatrixOne, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    57685P304
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                                 with a copy to:
     Augustus K. Oliver                          Allen Levithan
     Oliver Press Partners, LLC                  Lowenstein Sandler PC
     152 West 57th Street                        65 Livingston Avenue
     New York, New York 10019                    Roseland, New Jersey 07068
     (212) 277-5654                              (973) 597-2406
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 3, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.      57685P304
--------------------------------------------------------------------------------
1.   Names of Reporting  Persons:  Oliver Press Partners, LLC
     I.R.S.  Identification  Nos. of above persons (entities only):  20-2688930

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)
     (b)    X
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                    *
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         3,143,400*
                                         ---------------------------------------
   Owned by
   Each Reporting                     9. Sole Dispositive Power:               *
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    3,143,400*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   3,143,400
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):  6.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  IA
--------------------------------------------------------------------------------
* This is a joint filing by Oliver Press Partners, LLC ("OPP"), Oliver Press Investors, LLC ("OPI"), Augustus K. Oliver ("Oliver") and Clifford Press ("Press", and, collectively with OPP, OPI and Oliver, the "Filing Parties"), who share sole voting and investment power over the 286,200 shares of common stock of MatrixOne, Inc., a Delaware corporation (the "Company"), owned by Davenport Partners, L.P. and the 2,857,200 shares of common stock of the Company owned by Pierson Partners, L.P. On December 2, 2005, OPP, Davenport Partners, L.P., Pierson Partners, L.P. and Sidus Investment Management, LLC, a Delaware limited liability company (the "Other Party") filed a complaint with the Court of Chancery of the State of Delaware in and for New Castle County, which alleged breach of fiduciary duty and interference with the shareholder franchise with respect to the Company. As a result of filing such complaint and submitting notice of nominations for directors, one or more of the Filing Parties may be deemed to have formed a "group" with the Other Party for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. Accordingly, each of the Filing Parties may be deemed to be the beneficial owner of the shares of the Company's common stock beneficially owned by the Other Party as reported on its respective Schedule 13D or Schedule 13G. Each of the Filing Parties expressly disclaims beneficial ownership of the Company's common stock beneficially owned by the Other Party. Additionally, each of the Filing Parties expressly disclaims any assertion or presumption that such Filing Parties and the Other Party constitute a "group." See Item 4 of this
Schedule 13D Amendment No. 3 for additional information.

Cusip No.      57685P304
--------------------------------------------------------------------------------
1.   Names of Reporting  Persons:  Oliver Press Investors, LLC
     I.R.S.  Identification  Nos. of above persons (entities only):  20-2688868

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)
     (b)    X
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                    *
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         3,143,400*
                                         ---------------------------------------
   Owned by
   Each Reporting                     9. Sole Dispositive Power:               *
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    3,143,400*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   3,143,400
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):  6.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  PN
--------------------------------------------------------------------------------
* This is a joint filing by Oliver Press Partners, LLC ("OPP"), Oliver Press Investors, LLC ("OPI"), Augustus K. Oliver ("Oliver") and Clifford Press ("Press", and, collectively with OPP, OPI and Oliver, the "Filing Parties"), who share sole voting and investment power over the 286,200 shares of common stock of MatrixOne, Inc., a Delaware corporation (the "Company"), owned by Davenport Partners, L.P. and the 2,857,200 shares of common stock of the Company owned by Pierson Partners, L.P. On December 2, 2005, OPP, Davenport Partners, L.P., Pierson Partners, L.P. and Sidus Investment Management, LLC, a Delaware limited liability company (the "Other Party") filed a complaint with the Court of Chancery of the State of Delaware in and for New Castle County, which alleged breach of fiduciary duty and interference with the shareholder franchise with respect to the Company. As a result of filing such complaint and submitting notice of nominations for directors, one or more of the Filing Parties may be deemed to have formed a "group" with the Other Party for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. Accordingly, each of the Filing Parties may be deemed to be the beneficial owner of the shares of the Company's common stock beneficially owned by the Other Party as reported on its respective Schedule 13D or Schedule 13G. Each of the Filing Parties expressly disclaims beneficial ownership of the Company's common stock beneficially owned by the Other Party. Additionally, each of the Filing Parties expressly disclaims any assertion or presumption that such Filing Parties and the Other Party constitute a "group." See Item 4 of this
Schedule 13D Amendment No. 3 for additional information.

Cusip No.      57685P304
--------------------------------------------------------------------------------
1.   Names of Reporting  Persons:  Augustus K. Oliver
     I.R.S.  Identification  Nos. of above persons (entities only):

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)
     (b)    X
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  U.S.A.
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                    *
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         3,143,400*
                                         ---------------------------------------
   Owned by
   Each Reporting                     9. Sole Dispositive Power:               *
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    3,143,400*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   3,143,400
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):  6.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------
* This is a joint filing by Oliver Press Partners, LLC ("OPP"), Oliver Press Investors, LLC ("OPI"), Augustus K. Oliver ("Oliver") and Clifford Press ("Press", and, collectively with OPP, OPI and Oliver, the "Filing Parties"), who share sole voting and investment power over the 286,200 shares of common stock of MatrixOne, Inc., a Delaware corporation (the "Company"), owned by Davenport Partners, L.P. and the 2,857,200 shares of common stock of the Company owned by Pierson Partners, L.P. On December 2, 2005, OPP, Davenport Partners, L.P., Pierson Partners, L.P. and Sidus Investment Management, LLC, a Delaware limited liability company (the "Other Party") filed a complaint with the Court of Chancery of the State of Delaware in and for New Castle County, which alleged breach of fiduciary duty and interference with the shareholder franchise with respect to the Company. As a result of filing such complaint and submitting notice of nominations for directors, one or more of the Filing Parties may be deemed to have formed a "group" with the Other Party for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. Accordingly, each of the Filing Parties may be deemed to be the beneficial owner of the shares of the Company's common stock beneficially owned by the Other Party as reported on its respective Schedule 13D or Schedule 13G. Each of the Filing Parties expressly disclaims beneficial ownership of the Company's common stock beneficially owned by the Other Party. Additionally, each of the Filing Parties expressly disclaims any assertion or presumption that such Filing Parties and the Other Party constitute a "group." See Item 4 of this
Schedule 13D Amendment No. 3 for additional information.

Cusip No.      57685P304
--------------------------------------------------------------------------------
1.   Names of Reporting  Persons:  Clifford Press
     I.R.S.  Identification  Nos. of above persons (entities only):

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)
     (b)    X
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  U.S.A.
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                    *
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         3,143,400*
                                         ---------------------------------------
   Owned by
   Each Reporting                     9. Sole Dispositive Power:               *
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    3,143,400*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   3,143,400
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):  6.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------
* This is a joint filing by Oliver Press Partners, LLC ("OPP"), Oliver Press Investors, LLC ("OPI"), Augustus K. Oliver ("Oliver") and Clifford Press ("Press", and, collectively with OPP, OPI and Oliver, the "Filing Parties"), who share sole voting and investment power over the 286,200 shares of common stock of MatrixOne, Inc., a Delaware corporation (the "Company"), owned by Davenport Partners, L.P. and the 2,857,200 shares of common stock of the Company owned by Pierson Partners, L.P. On December 2, 2005, OPP, Davenport Partners, L.P., Pierson Partners, L.P. and Sidus Investment Management, LLC, a Delaware limited liability company (the "Other Party") filed a complaint with the Court of Chancery of the State of Delaware in and for New Castle County, which alleged breach of fiduciary duty and interference with the shareholder franchise with respect to the Company. As a result of filing such complaint and submitting notice of nominations for directors, one or more of the Filing Parties may be deemed to have formed a "group" with the Other Party for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. Accordingly, each of the Filing Parties may be deemed to be the beneficial owner of the shares of the Company's common stock beneficially owned by the Other Party as reported on its respective Schedule 13D or Schedule 13G. Each of the Filing Parties expressly disclaims beneficial ownership of the Company's common stock beneficially owned by the Other Party. Additionally, each of the Filing Parties expressly disclaims any assertion or presumption that such Filing Parties and the Other Party constitute a "group." See Item 4 of this
Schedule 13D Amendment No. 3 for additional information.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

Item 3 is amended by adding the following paragraph at the end thereof:

          The amount required by Pierson to purchase the 21,500 Shares owned by it and reported in Item 5 of this Schedule 13D Amendment No. 3 was $104,835.00, including commissions. All such Shares owned by Pierson were purchased in open market transactions with cash from its partnership assets.


Item 4.   Purpose of Transaction.
          ----------------------

Item 4 is amended by adding the following paragraph at the end thereof:

          On March 3, 2006, the parties to the suit commenced by Oliver Press Partners, LLC ("OPP") and the other plaintiffs against the Company and its directors stipulated to a dismissal of the suit without prejudice. OPP and the parties over which it exercises investment discretion, Davenport and Pierson, agreed to this dismissal without prejudice because (1) the merger will allow shareholders to realize the inherent value in the Company's stock which OPP was seeking for the shareholders and (2) the merger will render moot the governance issues which were the basis of the suit.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a), (b), (d) As of the date hereof, Davenport owned 286,200 Shares and Pierson owned 2,857,200 Shares, constituting .55% and 5.47%, respectively, of the 52,248,552 Shares reported by the Company to be outstanding as of February 28, 2006 on Exhibit 2.1 to its Current Report on Form 8-K filed by the Company on March 2, 2006. OPP as the investment adviser to Davenport and Pierson, has the power to vote and to dispose of all of such Shares. OPI, as the general partner of Davenport and Pierson, and Messrs. Oliver and Press, as the Managing Members of OPP and OPI, share the power to vote and to dispose of all of such Shares.

          (c) Attached hereto as Schedule I is a list of all transactions in shares of the Company's common stock effected by Davenport and Pierson in the past 60 days. No other Filing Party had any transactions in shares of the Company's common stock.

          (e)  Not applicable.


Item 7.   Exhibits.
          --------

          (A) Joint filing agreement, dated as of March 7, 2006 by and among Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus
               K. Oliver and Clifford Press.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            March 7, 2006


                                            Oliver Press Investors, LLC

                                            By: /s/ Augustus K. Oliver
                                               ---------------------------------
                                            Name:  Augustus K. Oliver
                                            Title: Managing Member


                                            Oliver Press Partners, LLC

                                            By: /s/ Clifford Press
                                               ---------------------------------
                                            Name:  Clifford Press
                                            Title: Managing Member


                                            /s/ Augustus K. Oliver
                                            ------------------------------------
                                            Augustus K. Oliver


                                            /s/ Clifford Press
                                            ------------------------------------
                                            Clifford Press



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                   SCHEDULE I

Purchases By Pierson Partners, L.P.:

     Date                No. of Shares         Total Cost*         Price/Share*

    4-Jan-06                 1,500            $  7,335.00             4.8900

    5-Jan-06                20,000            $ 97,500.00             4.8750

--------------------
* Including Commissions





--------------------------------------------------------------------------------

                                    Exhibit A

                             JOINT FILING AGREEMENT
                             ----------------------


          The undersigned agree that this Schedule 13D Amendment No. 3 relating to the shares of common stock of MatrixOne, Inc. is filed jointly on behalf of each of the undersigned pursuant to Rule 13d-1(k).


Dated:  March 7, 2006


                                            Oliver Press Investors, LLC

                                            By: /s/ Augustus K. Oliver
                                               ---------------------------------
                                            Name:  Augustus K. Oliver
                                            Title: Managing Member


                                            Oliver Press Partners, LLC

                                            By: /s/ Clifford Press
                                               ---------------------------------
                                            Name:  Clifford Press
                                            Title: Managing Member



                                            /s/ Augustus K. Oliver
                                            ------------------------------------
                                            Augustus K. Oliver



                                            /s/ Clifford Press
                                            ------------------------------------
                                            Clifford Press